Exhibit 11

Earnings Per Share

CORN PRODUCTS INTERNATIONAL, INC.
Computation of Net Income
Per Share of Common Stock

	Three Months Ended	Nine Months Ended
(All figures are in millions except per share data)	September 30, 2003	September 30, 2003

Average shares outstanding – Basic	36.0	35.9
Effect of dilutive securities:
Stock options	0.3	0.2

Average shares outstanding – Assuming dilution	36.3	36.1

Net income	$20.0	$51.9
Earnings per share:
Basic	$0.55	$1.44
Dilutive	$0.55	$1.44

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